UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.    )*

JUST ENERGY GROUP INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

48213W101
(CUSIP Number)

Ronald V. Joyce
703-690 Princeton Way S.W.
Calgary, Alberta
Canada T2P 5J9
Phone: 403-547-5952

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 25, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48213W101	13D	Page 2 of 9

1	NAMES OF REPORTING PERSONS Ronald V. Joyce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	18,759,700
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	18,759,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		18,759,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		12.8%
14	TYPE OF REPORTING PERSON		IN

CUSIP No. 48213W101	13D	Page 3 of 9

1	NAMES OF REPORTING PERSONS Jetport Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION		Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER	0
	8	SHARED VOTING POWER	17,759,700
	9	SOLE DISPOSITIVE POWER	0
	10	SHARED DISPOSITIVE POWER	17,759,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		17,759,700
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)		12.1%
14	TYPE OF REPORTING PERSON		CO

EXPLANATORY NOTE:  This Schedule 13D supersedes the Schedule 13G, as last amended by Amendment No. 1 dated June 3, 2015, previously filed by Ronald V. Joyce and Jetport Inc. relating to shares of Common Stock of Just Energy Group Inc.

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of common stock, no par value (the “Common Stock”), of Just Energy Group Inc., a corporation organized and existing under the laws of Canada (the “Issuer”).  The address of the principal executive offices of the Issuer is 6345 Dixie Road, Suite 200, Mississauga, Ontario, Canada, L5T 2E6.

Item 2.  Identity and Background.

This Schedule 13D is filed by Ronald V. Joyce, a Canadian citizen residing in the Province of Alberta and Jetport Inc., an Alberta corporation ("Jetport").  Each of the foregoing is referred to collectively as the “Reporting Persons.”

The address of Ronald V. Joyce is 703-690 Princeton Way S.W., Calgary, Alberta, Canada T2P 5J9. The address of the principal business and principal office of Jetport is 4050 Appleby Line, Burlington, Ontario, Canada L7M 0Y7.

The principal business of Jetport is investing in public securities and private ventures.  Ronald V Joyce’s principal occupation is Chairman of Jetport.

The sole stockholder and director of Jetport is Ronald V. Joyce.  The executive officers of Jetport are Grant Joyce, Executive Vice President and David Wagstaff, Vice President and Chief Financial Officer.  Ronald V. Joyce, Grant Joyce and David Wagstaff are referred to herein as the "Listed Persons."  Each of the Listed Persons is a Canadian citizen.  The business address of each of the Listed Persons is 4050 Appleby Line, Burlington, Ontario Canada L7R 3X4.

Grant Joyce's principal occupation or employment is Executive Vice President of Jetport.

David Wagstaff's principal occupation or employment is Vice President and Chief Financial Officer of Jetport.

Except as disclosed herein, to the Reporting Persons’ knowledge, none of the Reporting Persons or Listed Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The purchase of shares of Common Stock of the Issuer by the Reporting Persons was financed by working capital and cash on hand of each of the applicable Reporting Persons or by borrowings under standard margin lines with CIBC Wood Gundy.

Item 4.  Purpose of Transaction.

The shares reported in this Statement were acquired by the Reporting Persons from time to time in open market transactions with a view towards investment.  The Reporting Persons review their investments in the Issuer on a continuing basis.  As part of this review, the Reporting Persons evaluate various alternatives that are or may become available with respect to the Issuer and its securities.

The Reporting Persons may from time to time and at any time, in their sole discretion, acquire or cause to be acquired, additional equity or debt securities or other instruments of the Issuer, its subsidiaries or affiliates, or dispose or cause to be disposed, such equity or debt securities or instruments, in any amount that the Reporting Persons may determine in their sole discretion, through open market transactions, privately negotiated transactions or otherwise. Depending upon a variety of factors, the Reporting Persons may from time to time and at any time, in their sole discretion, consider, formulate and implement various plans or proposals intended to enhance the value of their investment in the Issuer, including, among other things, proposing or effecting any matter that would constitute or result in any of the matters or effects enumerated in subparagraphs (a)-(j) of this Item 4 of Schedule 13D.

In connection with the Issuer’s Annual General Meeting held on June 25, 2015 (the "Annual Meeting"),  Mr. Joyce recommended David Wagstaff  as a possible director to the Executive Chair of the Board.  Mr. Wagstaff currently serves as Vice-President and Chief Financial Officer of Jetport.  Mr. Wagstaff was included as a nominee for director in the Issuer's Management Proxy Circular and was elected as a director of the Issuer at the Annual Meeting.

Except as described above, the Reporting Persons do not have any present plans or proposals that relate to or would result in the consequences listed in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) and (b) The beneficial ownership percentage of the Reporting Persons is calculated based upon 146,664,804 shares of Common Stock of the Issuer reported to be outstanding as of June 23, 2015 as reported by the Toronto Stock Exchange.  The number of shares of Common Stock the Reporting Persons have the power to vote or the power to dispose or to direct the disposition of below is based on the assumption that all convertible debentures beneficially owned by GPFS are converted into shares of Common Stock. The information disclosed in response to Item 2 in this Statement is incorporated by reference herein.

1.	Ronald V. Joyce
	a.	Amount beneficially owned: 18,759,700 shares of Common Stock
	b.	Percent of class: 12.8%
	c.	Number of shares as to which the Reporting Person has:
		i.	Sole power to vote or to direct the vote: 0
		ii.	Shared power to vote or to direct the vote: 18,759,700
		iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: 18,759,700

Includes (i) 17,759,700 shares of Common Stock held directly by Jetport, of which Ronald V. Joyce is the sole stockholder and (ii) 1,000,000 shares of Common Stock held directly by The Joyce Foundation, of which Mr. Joyce is a trustee.  Mr. Joyce disclaims beneficial ownership of the shares of Common Stock listed in (ii).

2.	Jetport Inc.
	a.	Amount beneficially owned: 17,759,700 shares of Common Stock
	b.	Percent of class: 12.1%
	c.	Number of shares as to which the Reporting Person has:
		i.	Sole power to vote or to direct the vote: 0
		ii.	Shared power to vote or to direct the vote: 17,759,700
		iii.	Sole power to dispose or to direct the disposition of: 0
		iv.	Shared power to dispose or to direct the disposition of: 17,759,700

Consists of 17,759,700 shares of Common Stock held directly by Jetport, of which Mr. Joyce is the sole stockholder.

(c) Jetport has made the following open-market purchases of shares of Common Stock of the Issuer during the past 60 days:

Date	Number of Shares	Price Per Share	Exchange on which Shares were Purchased
June 10, 2015	107,152	CDN $6.59	Toronto Stock Exchange

Other than the foregoing transactions, none of the Reporting Persons has effected any transaction in shares of Common Stock of the Issuer during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Exhibit Description

7(a)	Joint Filing Agreement, dated June 25, 2015, by and between Ronald V. Joyce and Jetport Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date:   June 26, 2015

RONALD V. JOYCE

/s/ Ronald V. Joyce

JETPORT INC.

By:	/s/ Ronald V. Joyce
Name:	Ronald V. Joyce
Title:	Chairman